082-02636

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	[redacted]
Attention:			
From:	Gordon Keevil		
Re:	News Releases		08002900

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

SUPPL

RECEIVED
2008 MAY 29 A 9:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 0 2 2008
THOMSON REUTERS

dw 6/2

Suite 800 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

May 26, 2008 12(g) No. 82-2636
Symbol CRN-T

Mining of Midwest Zone Signals New Phase of Operations at QR Mine
Quesnel, British Columbia

May 26, 2008 - Vancouver, British Columbia - Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") is very pleased to announce that underground development and mining of the Midwest Zone has commenced. This marks the start of mining from underground as all previous mill feed has been from the open pit Northwest Zone. The existing development of the Midwest Zone was completed during the previous operations and most of the rehabilitation work necessary to commence mining operations in the Midwest Zone was completed by the Company in the fall of 2007. As a result, there has been very little additional development necessary before ore can be transported to the mill for processing.

At the Northwest Zone, the push back of the pit wall that was necessary due in part to an expansion of the ore zone and ongoing changes in the requirements under the operating permits has been completed. This resulted in some curtailment of mining with the mill operating on stockpiled ore. Mining of the ore now continues with the Northwest Zone ore blended with ore from the Midwest Zone. Over the balance of 2008, an increased percentage of ore will be sourced from the Midwest Zone. In addition, planning is underway to commence further underground work on the West Zone, which is scheduled to be the next source of ore for ongoing mining at QR.

Throughout the spring, mill operations have continued to improve. The Company has been working with independent metallurgical consultants to maximize the performance of the mill. With further experience with mill operations, mine management, supervisors and operators continue to become more experienced and, as a result, the efficiency of operations continues to improve. Due to the push back of the pit wall, the grade of feed to the mill has been slightly lower than was projected over the past two weeks, but with a recommencement of mining from the Northwest Zone and initial production from the Midwest Zone the grade has improved and operations are returning to those production levels projected by the Company's' management team.

While the focus of the operating group has been towards ongoing operations, the future development of the North Zone is being evaluated and planning continues. The recent drill results have served to confirm the development potential of the North Zone that was predicted from historic surface drilling. Currently plans are underway for infill drilling and initial development and testing through bulk sampling from underground. The decline, which was developed to allow for further exploration and evaluation of the Zone is only 50 to 75 meters from the North Zone and can be reached with a minor decline extension. The cost to benefit analysis of the options for detailed drilling and bulk sampling and testing from underground will be evaluated and the most technically and financially sound program will be followed. The North Zone is the largest known zone on the property and is expected to be a longer term source of ore for future operations of the QR Mine.

.../Cont'd

The QR Project is being supervised by Tom Colbourne P.Eng., Vice President of Mining, who is the designated Qualified Person and who has reviewed the contents of this news release.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS LTD

12g 82-2636

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 09 07

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COLBOURNE

GIVEN NAMES: TOM

NO. STREET APT: 1255 WEST PENDER ST.

CITY: VANCOUVER

PROV: BC. POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	200000	22 05 08	97		200000	.55		0	D	
		22 05 08	97	200000		.40		200000	D	

BOX 6. REMARKS

97 - options repriced

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): G. TOM COLBOURNE SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 22 05 08

RECEIVED 2008 MAY 29 A 9:43 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS

12g 82-2636

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 09 07

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MILLER-TAIT
GIVEN NAMES: JIM
NO. STREET APT: 828 WHITCHURCH ST.
CITY: NORTH VANCOUVER
PROV: BC
POSTAL CODE: V7L 2A4
BUSINESS TELEPHONE NUMBER: 604-684-2038
BUSINESS FAX NUMBER: 604-687-3141
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	375000	22 05 08	97		16400	.70		358600	1	
		22 05 08	97		85100	.65		273500	1	
		22 05 08	97		159900	.41		113600	1	
		22 05 08	97		100000	.55		13600	1	
		22 05 08	97	361400		.40		375000	1	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

97- repriced options

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JIM MILLER-TAIT SIGNATURE: [signature] DATE OF THE REPORT (DAY MONTH YEAR): 22/05/08

KEEP A COPY FOR YOUR FILE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS LTD.

12g 82-2636

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 09 07

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: KEEVIL

GIVEN NAMES: GORDON

NO.: 3790 STREET: SOUTHRIDGE AVE APT:

CITY: WEST VANCOUVER

PROV.: B.C. POSTAL CODE: V7V3J1

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☐ ONTARIO
- ☒ BRITISH COLUMBIA
- ☐ QUÉBEC
- ☐ MANITOBA
- ☐ SASKATCHEWAN
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	550000	22 05 08	99		160,000	.65		390000	1	
		22 05 08	97		180,000	.41		210000	1	
		22 05 08	97		150,000	.55		60000	1	
		22 05 08	97	490000		.40		550000	1	

BOX 6. REMARKS

97 - Options Acquired

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GORDON KEEVIL

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 22 05 08

RECEIVED 2008 MAY 29 A 9:43 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 09 07

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: TVEDT

GIVEN NAMES: JAMES K

NO. / STREET / APT: 1406-1065 Quayside DRIVE

CITY: NEW WESTMINSTER

PROV.: BC POSTAL CODE: V6M 1C5

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☐ ALBERTA
- ☒ ONTARIO
- ☒ BRITISH COLUMBIA
- ☐ QUÉBEC
- ☐ MANITOBA
- ☐ SASKATCHEWAN
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA

SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	250000	22 05 08	97		200000	.41		50000		
			97		50000	.55		0		
			97	250000		.40		250000		

BOX 6. REMARKS

97- options repriced

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JAMES TVEDT

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 22 05 08

RECEIVED 2008 MAY 29 A 9:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS LTD.

BOX 2. INSIDER DATA 12g-82-2636

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 09 07

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: McGRATH

GIVEN NAMES: EMMET

NO. STREET APT: 520 BRAELAWN DRIVE

CITY: BURNABY

PROV.: BC. POSTAL CODE: V5B 4R7

BUSINESS TELEPHONE NUMBER: 604 - 299 - 2225

BUSINESS FAX NUMBER: 604 - 291 - 6725

CHANGE NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☐ ONTARIO
- ☒ BRITISH COLUMBIA
- ☐ QUÉBEC
- ☐ MANITOBA
- ☐ SASKATCHEWAN
- ☐ NEWFOUNDLAND +SEC
- ☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	225000	22 05 08	97		130000	.41		95000	I	
		22 05 08	97		75000	.55		20000	I	
		22 05 08	97	205000		.40		225000	I	

BOX 6. REMARKS

97- options repriced

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): EMMET McGRATH

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 22 05 08

RECEIVED 2008 MAY 29 A 9:28 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS LTD.

12g 82-2636

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 24 MONTH 09 YEAR 07

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WATKINS
GIVEN NAMES: DEBRA
NO. STREET APT: 238 HIXON COURT
CITY: NORTH VANCOUVER
PROV: BC POSTAL CODE: V7G 2R6
BUSINESS TELEPHONE NUMBER: 604-687-2038
BUSINESS FAX NUMBER: 604-687-3141
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	95000	22 05 98	97		55000	.41		40000	I	
		22 05 98	97		25000	.55		15000	I	
		22 05 98	97	80000		.40		95000	I	

RECEIVED 2008 MAY 29 A 9:25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

97- options repriced

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DEBRA WATKINS SIGNATURE

DATE OF THE REPORT: DAY 22 MONTH 05 YEAR 98

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CROSS LAKE MINERALS

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): 1/2/2007

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SANDERSON

GIVEN NAMES: MICHAEL

NO. STREET APT: 31 MOOSE DRIVE

CITY: MANITOUWADGE

PROV.: ONTARIO POSTAL CODE: P0T 2C0

BUSINESS TELEPHONE NUMBER: 604-677-7580

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND ☐ NOVA SCOTIA

+ SEC

END

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	0	22 05 08	50	150000		.40		150000	✓	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

RECEIVED
2008 MAY 29 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MICHAEL SANDERSON SIGNATURE: [signature] DATE OF THE REPORT (DAY MONTH YEAR): 27 05 08

FROM : PHONE NO. : Apr. 10 1999 10:15PM P1